SCHEDULE I

SFI INTERNATIONAL LLC COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 DECEMBER 31, 2016

Computation of Net Capital	
Total Members' Equity	$ 24,593
Less: Nonallowable Assets	(1,645)
Net Capital	$ 22,948
Computation of Excess Net Capital	
Net Capital as Calculated Above	$ 22,948
Net Capital Requirement	(5,000)
Excess Net Capital	$ 17,948
Computation of Aggregate Indebtedness to Net Capital	
Aggregate Indebtedness	$ 5,985
Net Capital as Calculated Above	22,948
Ratio of Aggregate Indebtedness to Net Capital	0.26 to 1

There are no material differences between the preceding computation and the Company's corresponding unuaudited Part IIA of Form X-17A-5 as of December 31, 2016.

See accompanying independent auditor's report.